EXHIBIT 99.2

PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY
Telephone +44 (0) 20 7583 5000
Facsimile +44 (0) 20 7833 4652

The Directors
Barclays Bank PLC
1234 Pavilion Drive
Northampton
NN4 7SG

The Directors
Gracechurch Card Funding (No. 7) PLC
54 Lombard Street
London
EC3P 3AH

The Directors
Barclaycard Funding PLC
54 Lombard Street
London
EC3P 3AH

The Directors
Gracechurch Receivables Trustee Limited
26 New Street
St. Helier
Jersey
JE2 3RA

February 28, 2005

Dear Sirs

Report of Independent Accountants

We have examined management’s assertions that Barclays Bank PLC (“the Servicer”), a wholly owned subsidiary of Barclays PLC, has complied with its obligations, in its capacity as Servicer, in respect of the minimum servicing requirements for the credit card receivables arising on designated accounts as set forth in the clauses 2.1.d, 2.1.e, 2.1.f, 2.1.j, 2.2.a, 2.5.a and 2.5.b, using definitions set forth in the Master Definitions schedule between Gracechurch Receivables Trustee Limited, Barclays Bank PLC and Barclaycard Funding PLC dated 24 October 2002 of the Beneficiaries Servicing Agreement between Barclaycard Funding PLC and Barclays Bank PLC dated 23 November 1999 (“BSA”) during the year ended 31 December 2004 . Management is responsible for the assertion. Our responsibility is to express an opinion on the assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting management’s assertion about the Servicer’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Servicer’s compliance with specified servicing requirements.

In our opinion, management’s assertion that the Servicer complied with the aforementioned requirements during the year ended 31 December 2004 is fairly stated, in all material respects.

PricewaterhouseCoopers LLP

28 February 2005

Yours faithfully,

PricewaterhouseCoopers LLP

End of Filing